51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Argentex Mining Corporation (“Argentex” or the “Company”)
Suite 835 – 1100 Melville Street
Vancouver, British Columbia V6E 4A6

Item 2	Date of Material Change

February 17, 2014

Item 3	News Release

A News release was disseminated through Marketwire on February 17, 2014. A copy of the news release disseminated on February 18, 2014 is attached to this material change report.

Item 4	Summary of Material Change

Partial conversion (US$130,000) of the outstanding principal amount of the US$2.3 million convertible debenture issued July 2, 2013 to Austral Gold Argentina S.A. In the partial conversion, which was effected February 17, 2014 at a conversion price of US$0.274163 per Unit, Argentex issued 474,171 Units, consisting of 474,171 common shares and 237,086 warrants. Each whole warrant entitles the holder to purchase one additional common share at an exercise price of CDN$0.40 until July 2, 2018. After adjusting for this partial conversion, the principal balance remaining under the Convertible Debenture is US$260,000.

In addition, Peter Ball has resigned as Corporate Secretary and EVP Corporate Development effective March 1, 2014. Jeff Finkelstein, the Company’s Chief Financial Officer and Treasurer will assume the additional responsibility of Corporate Secretary.

Item 5	Full Description of Material Change

5.1 Full Description of Material Change

Partial conversion (US$130,000) of the outstanding principal amount of the US$2.3 million convertible debenture issued July 2, 2013 to Austral Gold Argentina S.A. In the partial conversion, which was effected February 17, 2014 at a conversion price of US$0.274163 per Unit, Argentex issued 474,171 Units, consisting of 474,171 common shares and 237,086 warrants. Each whole warrant entitles the holder to purchase one additional common share at an exercise price of CDN$0.40 until July 2, 2018. After adjusting for this partial conversion, the principal balance remaining under the Convertible Debenture is US$260,000.

In addition, Peter Ball has resigned as Corporate Secretary and EVP Corporate Development effective March 1, 2014. Jeff Finkelstein, the Company’s Chief Financial Officer and Treasurer will assume the additional responsibility of Corporate Secretary.

5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7	Omitted Information

None

Item 8	Executive Officer

Jeff Finkelstein, CFO & Treasurer

Tel: (604) 568-2496

Item 9	Date of Report

February 18, 2014